January 21, 2011

Re:	Hitachi, Ltd. Form 20-F for Fiscal Year Ended March 31, 2010 Filed June 29, 2010 File No. 001-08320

Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments received from the Staff via letter dated November 29, 2010 relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2010 filed on June 29, 2010 (the “Form 20-F”).

Regarding our responses to the Staff’s comments, the Company recognizes and acknowledges the following:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff’s comments. For your convenience, we have restated the Staff’s comments in italicized type and have followed each comment with our response thereto.

Valuation and Qualifying Accounts, page F101

1.
We note your response to prior comment 1 and it remains unclear how your accounting for estimated bad debts complies with ASC Topic 310-10-35-4c and 8. Specifically, your response illustrates that your receivables “overdue over one year” represented ¥27.7 billion. After taking the ¥27.7 billion into account, you still have approximately ¥16.2 billion of reserves not fully discussed in your response. Your response provides information on subsidiaries A, C, E and H to substantiate why the allowance exceeds the total amount of receivables overdue but does not provide a clear and concise analysis of how you determined your total allowance of ¥43.9 billion in accordance with ASC 310-10. We note on page 4 of your response your assertion that the total allowance of ¥43.9 billion represents approximately 50% of the total past due account balances of ¥84.1 billion yet your response did not address the basis for your reserve for those accounts “over due within one year” which totaled ¥56.5 billion. Specifically, it is unclear whether you have any objective and reliable historical evidence to suggest that 2% of your 3/31/10 receivables will be

Mr. Terence O’Brien	2	January 21, 2011
Securities and Exchange Commission

uncollectible. Also, it is unclear whether you have any objective and reliable historical evidence to suggest that 52% of your overdue receivables will be uncollectible. Further, the declining trend in charge-offs, the decline in your delinquency rates, the “trend of gradual economic recovery” and the corresponding positive impact on credit quality, and the consistent improvement in your trade receivables turnover ratios during fiscal 2010 – are all evidence suggesting that the expected losses embedded in your 3/31/10 receivables portfolio would be less than what you actually experienced in prior periods. Consequently, if you do not have any relevant historical credit loss experience supporting your 3/31/10 allowance balance, then it appears that a restatement to your financial statements may be required.

We understand that there may be factors considered in estimating your allowance that may not have been fully communicated in your response. To enhance our understanding of this issue, please tell us how much of the overdue accounts at March 31, 2010 have been collected to date for both the “over one year” and “within one year” categories. Additionally, reconcile for us what the remaining ¥16.2 billion (¥43.9 billion total reserve balance less ¥27.7 billion of overdue accounts over one year) of reserves relates to. In this regard, you discuss the qualitative reasons reserves were booked for subsidiaries A, C, E and H but did not quantitatively discuss how the overdue accounts for each of these subs specifically and quantitatively corresponds with the reserve booked for each subsidiary.

Based on above, there is a concern that you potentially over-reserved your allowance for doubtful accounts. We understand that loss reserves which exceed the pre-requisites of US GAAP can ultimately have a material distortive impact on the operating results of future periods. As noted previously, your reserves balance covers over 14 years of future charge-offs based on fiscal 2010 activity. In fact, your charge-offs have not exceeded ¥9.0 billion in any given year over the last ten years. Throughout your response letter, you discuss the positive trends in your bad debt write offs and delinquency rates for 2010 which appears inconsistent with your basis for a ¥43.9 billion allowance for doubtful accounts. Specifically, bad debt write-offs decreased to ¥3.1 billion in 2010 from ¥4.8 billion in 2009. Delinquency rates decreased to 3.8% in 2010 from 4.3% in 2009. You further point out in your response that accounts receivable turnover ratios have improved to 5.1 in 2010 from 4.6 in 2009 which represents a period of “global economic recovery.” In your Form 6-K filed on November 4, 2010, we note your accounts receivable balance decreased over 10% due to “marked improvement in net income and ongoing measures to improve the efficient use of working capital.” Please provide a complete and substantive explanation addressing these concerns. Also, please provide us with any proposed disclosure that fully addresses the apparent inconsistencies between your accounting for credit losses and the positive trends observed in the credit quality of your 3/31/10 receivables portfolio. In light of these positive trends and recent improved working capital management, tell us whether you expect a material downward adjustment in your reserve during fiscal 2011 given the factors discussed in your response and November 4, 2010 Form 6-K.

In response to the Staff’s comments regarding, among other things, the appropriateness of the Company’s allowance for doubtful accounts at March 31, 2010, we believe the following addresses the Staff’s concerns. Part I provides a basic overview of our policies for recording allowances for doubtful accounts and summarizes the factors that demonstrate the appropriateness of our allowance. Part II discusses an error in Schedule II on page F-101 of the Form 20-F that contributed to making our allowance appear excessive in comparison to our

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Securities and Exchange Commission

historical credit loss experience. Part III provides an overview of the historical trends in our allowance for doubtful accounts for the last decade and a more thorough discussion for the years ended March 31, 2008, 2009 and 2010. Part IV gives a more detailed explanation of our policies for recording allowances for doubtful accounts, including illustrative examples of the allowances recorded by the ten of our subsidiaries with the largest individual allowances. Finally, Part V addresses the Staff’s questions regarding the change in our allowance in light of statements in our public filings regarding the global economic recovery. We have carefully considered the Staff’s comments in drafting this response.

I.	Executive Summary

The Hitachi group is a leading multi-national diversified company headquartered in Tokyo, Japan with approximately 900 subsidiaries. The Company has 11 reportable segments comprising its more than 30 operating segments. The Company is a Foreign Private Issuer and prepares its financial statements using United States generally accepted accounting principles. At March 31, 2010, the Company had assets of ¥8.9 trillion and total equity of ¥2.2 trillion. During the five most recent years key financial data was as follows:

	Year ended March 31,
	2006	2007	2008	2009	2010
	(Billions of yen)
Total revenues	9,464	10,247	11,226	10,000	8,968
Selling, general and administrative expenses	1,821	1,977	2,103	2,057	1,917
Income (loss) before income tax	274	202	324	(289)	63
Net income (loss) attributable to Hitachi, Ltd.	37	(32)	(58)	(787)	(106)
Net cash provided by operating activities	690	615	791	558	798
Bad debt expense	5	10	3	10	8

Total assets	10,021	10,644	10,530	9,403	8,951
Total equity	3,544	3,516	3,313	2,179	2,267

The Hitachi group policy for establishing the allowance for doubtful accounts is as follows: The allowance for doubtful receivables is Hitachi, Ltd.’s and its subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on various factors including, but not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance only after all means of collection have been exhausted and the potential for recovery is considered remote.

Within the context of the group policy previously described, each subsidiary in the group has latitude to determine a specific allowance methodology based on the unique characteristics of the subsidiary’s operations and the nature of its accounts receivable portfolio. The allowance for doubtful accounts is measured and recognized by the subsidiary where the loss has been incurred. Accordingly, it is the responsibility of subsidiary management to determine the amount of and record the allowance. As noted in our response dated September 17, 2010, the Company will expand the description of the allowance policy in future filings.

Mr. Terence O’Brien	4	January 21, 2011
Securities and Exchange Commission

Hitachi’s corporate management monitors the consolidated allowance for overall reasonableness and secondarily considers the individual allowances recorded by principal subsidiaries. This top down approach takes into account offsetting amounts when assessing whether the measurement of the group allowance is within an acceptable range. Corporate management also considers any known errors and control deficiencies at the individual subsidiaries when reaching its conclusions as to the fair presentation of the financial statements and effectiveness of its internal controls over financial reporting.

As noted in the Form 20-F, when it was filed, economic conditions were improving, although uncertainty remained as to the strength and timing of the economic recovery. From March 31, 2009 to March 31, 2010, the amount of our allowance for doubtful accounts decreased by ¥2.9 billion, reflecting the positive effects of this economic recovery. Still, based on the factors noted above, management considered the allowance to be reasonable from a group perspective. At that time, the ¥43.9 billion consolidated allowance was equal to 100% of amounts overdue for more than one year plus 30% of remaining overdue accounts.

Hitachi’s subsequent collection activity supports management’s conclusion that the allowance at March 31, 2010 was reasonable. As of September 30, 2010, ¥31.2 billion of amounts overdue as of March 31, 2010 remained uncollected and an additional ¥3.4 billion of such accounts had been written-off. This is despite the improvement in the economy, which was better than many had expected at March 31, 2010. In fact, there has been no significant reduction in the amount of past due accounts in our portfolio from March 31 to September 30, 2010. The residual allowance of ¥9.1 billion as of March 31, 2010 is also reasonable, considering that incurred losses were inherent in the ¥2,157.5 billion in current accounts receivable that existed at that date. This residual allowance equates to approximately 0.4% of the current accounts receivable portfolio at March 31, 2010. The residual allowance included losses which had been incurred, both identified and unidentified, in the “current” ¥2,157.5 billion of accounts receivable as of March 31, 2010. Based on these factors, management concluded and continues to believe the consolidated allowance for doubtful accounts of ¥43.9 billion as of March 31, 2010 was reasonable and appropriate.

To further elaborate, in its comments, the Staff noted our assertion that at March 31, 2010:

■	Our allowance for doubtful accounts was ¥43.9 billion.
■	Overdue accounts totaled ¥84.1 billion.
■	The allowance balance was approximately 50% of the total accounts overdue.

The Staff asked why this is a reasonable estimate for the allowance. We note that at September 30, 2010, ¥31.2 billion of accounts that were overdue as of March 31, 2010 remained unpaid and an additional ¥3.4 billion of the overdue balance was also unpaid and had been written off. The ¥34.7 billion total of these amounts represents 41% of overdue accounts. The ¥34.7 billion is also 79% of the ¥43.9 billion reserve balance as of March 31, 2010. We believe this supports the reasonableness of the March 31, 2010 allowance balance.

As previously communicated to the staff in an earlier response, the time between recording an allowance and writing off accounts can be quite lengthy, frequently not occurring for several years. Correlation of write-offs with the allowance likely would require extensive regression analysis that has not previously been performed.

Mr. Terence O’Brien	5	January 21, 2011
Securities and Exchange Commission

In addition, when preparing our response, management noted that the amount of write-offs reported in Schedule II on page F-101 of the Form 20-F was understated. Write-offs, which should have been reported as ¥11.7 billion, were reported as ¥3.1 billion, because ¥8.6 billion of write-offs were netted against amounts charged to income in Schedule II. Management determined that this error is immaterial, in part because it does not impact our previously reported earnings or the calculation of the previously reported allowance for doubtful accounts. We will reflect this correction in Schedule II in the Form 20-F for the year ending March 31, 2011.

For the most recent three- and six-year periods, the amount of our bad debt provision charged to income and bad debts written off are comparable. This is demonstrated in the following table:

	Years ended March 31,
	2008 - 2010	2005 - 2010
	(Millions of yen)
Charged to income	22,922	43,572
Bad debts written off	(22,474)	(42,409)
Difference	448	1,163

Again, for the reasons above and elaborated below, management believed and continues to believe the consolidated allowance for doubtful accounts of ¥43.9 billion was appropriate at March 31, 2010. Management will continue to evaluate the adequacy and appropriateness of its estimates underlying the allowance for doubtful accounts at the end of each reporting period. To the extent appropriate, management will adjust the recorded amount of the allowance each period. Management will continue to assess the effectiveness of internal controls, as well as the appropriateness of its financial and non-financial disclosures.

II.	Schedule II Correction

As mentioned above, in preparing our response, we discovered an error in Schedule II on page F-101 of the Form 20-F. Certain subsidiaries improperly completed the Schedule II section of our Reporting Package. Therefore the amounts in the “Charged to income” and “Bad debts written off” columns for the year ended March 31, 2010 are incorrect. Actual write-offs for the year ended March 31, 2010 were ¥11.7 billion, or ¥8.6 billion more than the previously reported amount of ¥3.1 billion, and the actual amount charged to income was ¥8.7 billion, also ¥8.6 billion more than the previously reported amount.

This clerical error did not affect our balance sheet or income statement, as we confirmed upon discovery of the error in December 2010. The amount in the “Bad debts written off” column in Schedule II was compiled using a separate report. We subsequently amended the Reporting Package to ensure that this error will not recur.

Beginning in the first quarter of the year ended March 31, 2010, as part of regular measures to improve internal reporting, we made changes to the Reporting Package our subsidiaries use to provide us with the information necessary to prepare our consolidated financial statements. In May 2010, when compiling the data to populate the “Bad debts written off” column in Schedule II, we noticed that certain subsidiaries were reporting unusually low numbers. When we investigated, we discovered that certain subsidiaries had only provided write-off data for the quarter ended March 31, 2010. This was an unintended by-product of the new internal reporting system which was designed to produce annual data by compiling the quarterly data for the

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Securities and Exchange Commission

relevant year. As an alternative data source we utilized a different report to obtain the data for the “Bad debts written off” column in Schedule II. We later learned, in preparing this response, that in the alternative report bad debts written off for certain subsidiaries were netted against amounts charged to income. This distorted the amount reported in the “Bad debts written off” column in Schedule II for the year ended March 31, 2010, but had no impact on bad debt expense included in our consolidated statement of operations.

In addition to confirming that the error did not affect our balance sheet or income statement and amending the relevant report, we reviewed our disclosure controls. In concluding the error did not require an amendment to “Item 15. Controls and Procedures” of the Form 20-F, we noted the following:

■
The amounts “Charged to income” and of “Bad debts written off” are only presented on Schedule II and do not appear elsewhere in our Form 20-F; such amounts are not critical in reviewing our operations or trends;

■	The error did not impact the computation of the allowance for doubtful accounts; and

■
The amount of the error is inconsequential when compared to total revenues of ¥8,968.5 billion, SG&A expenses of ¥1,917.1 billion and net cash provided by operating activities of ¥798.2 billion (0.1%, 0.5% and 1.1%, respectively)

Qualitatively, the error presented “Bad debts written off” as if it had declined, although it actually increased. However, there was no effect on revenues, earnings or cash flows, nor the trends therein, or in other elements of our financial statements, which are generally more meaningful to users of financial information. Additionally, there was no effect on the precision of our accounting estimate. Based on the above, and taking into account all the relevant quantitative and qualitative factors, management determined that the error is not material. As such, the error is not significant to the effectiveness of disclosure controls and procedures or internal controls over financial reporting.

The table below presents Schedule II reflecting the correction. We will reflect this correction in Schedule II in the Form 20-F for the year ending March 31, 2011.

	Balance at beginning of period	Charged to income	Bad debts written off	Balance at end of period
	(Millions of yen)
Year ended March 31, 2010
Allowance for doubtful receivables:
After correction	46,916	8,791	(11,784)	43,923
As initially reported	46,916	115	(3,108)	43,923
Year ended March 31, 2009
Allowance for doubtful receivables	40,903	10,900	(4,887)	46,916
Year ended March 31, 2008
Allowance for doubtful receivables	43,475	3,231	(5,803)	40,903

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Securities and Exchange Commission

III.	Historical Trends in Our Allowance for Doubtful Accounts

The following is a description of trends in our allowance for doubtful accounts for the past decade, including a more detailed overview for the past three years. The three-year analysis highlights changes in our allowance balance attributable to our Financial Services segment, which management believes is principally responsible for the changes in our allowance balance.

In the past decade, the economic environment in Japan and overseas was favorable for the year ended March 31, 2001, but began slowing down for the years ended March 31, 2002 and March 31, 2003, as a result of, among other things, the burst of the dot com bubble and the impact of the events of September 11, 2001 on the global economy. This was followed by a period of slow recovery through the year ended March 31, 2008, led mainly by the growth of emerging economies in Asia.  However, the global economy again experienced a downturn starting in the year ended March 31, 2009 and through the end of the year ended March 31, 2010, which was triggered by the financial crisis in September 2008.

Although the Company’s consolidated revenues have remained relatively steady over the last decade, with revenues ranging from approximately ¥7.9 trillion to ¥11.2 trillion, pre-tax income fluctuated significantly during the same period, reflecting the economic conditions in those years. (e.g., pre-tax losses of ¥586.0 billion and ¥289.8 billion recorded in the years ended March 31, 2002 and 2009, respectively, and pre-tax income of over ¥300 billion recorded in the years ended March 31, 2001 and 2008.) During this period, the Company took measures to reduce costs, shift its business portfolio, and increase its revenues from overseas. As a result of such initiatives, during the period from the year ended March 31, 2004 through the year ended March 31, 2008, the Company had relatively stable pre-tax income. Revenues from outside Japan as a percentage of consolidated revenues increased from 31% to 41%. In addition, revenues from our Electronic Devices segment decreased while revenues from our Information & Telecommunications Systems and Power & Industrial Systems segments increased.

The Company’s consolidated allowance for doubtful accounts fluctuated in a manner reflecting the aforementioned economic trends.  More specifically, the allowance increased significantly during the period from the year ended March 31, 2002 to the year ended March 31, 2003.  This corresponds to the economic downturn in those years. During this period, many of the Company’s business segments recorded significant losses due to the economic downturn, which widely and adversely affected the Company’s diversified businesses. In particular, for the year ended March 31, 2002, Electronic Devices, Digital Media & Consumer Products and High Functional Materials & Components recorded significant losses and other segments’ profits were lower, resulting in the ¥586.0 billion consolidated pre-tax loss, which was the largest pre-tax loss in the Company’s history at that time. In that year, certain of the Company’s subsidiaries in the industrial products and financial services businesses recorded relatively significant allowances for doubtful accounts of large customers due to their deteriorated financial conditions and the heightened probability of bankruptcy. Significant portions of the accounts subject to the recorded allowances were either written off or collected subsequently over the following several years.  The timing of the write-offs varied because the time required for the legal proceedings varied depending on circumstances. Further, many other subsidiaries in various business segments recorded allowances for the same reason. These resulted in a consolidated allowance of ¥34.8 billion as of March 31, 2002, which was ¥13.8 billion larger than the previous year.

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Securities and Exchange Commission

Subsequently, during the period of economic recovery and improved operating results, there was a change in the subsidiaries with the largest allowance balances. For example, allowances in Japan and North America decreased while allowances in Europe and Asia, including China, increased.  As such, while the consolidated allowance balance did not deviate significantly from approximately ¥40 billion, the group companies that make up a significant portion of the allowance have changed based on changes in the business portfolio or revenues from overseas. During the period from the year ended March 31, 2008 to the year ended March 31, 2010, the Company’s Financial Services segment and overseas subsidiaries increased their allowances as a result of the financial crisis. Also, the consolidated allowance balance was the highest at March 31, 2009 at ¥46.9 billion, but subsequently declined, reflecting a gradual recovery in the global economy in the latter half of the year ended March 31, 2010.

A detailed discussion of allowances and write-offs and the relationship between allowances and write-offs over the past three years follows. To facilitate the Staff’s review of our response we provide the following Schedule II information for the past three years:

	Balance at beginning of period	Charged to income	Bad debts written off	Balance at end of period
	(Millions of yen)
Year ended March 31, 2008
Allowance for doubtful receivables	43,475	3,231	(5,803)	40,903
Year ended March 31, 2009
Allowance for doubtful receivables	40,903	10,900	(4,887)	46,916
Year ended March 31, 2010
Allowance for doubtful receivables	46,916	8,791	(11,784)	43,923

Year Ended March 31, 2008

In the year ended March 31, 2008, the Japanese economy maintained steady growth due primarily to increased exports. Growth of the U.S. economy slowed as a result of the subprime loan problem, while European economies remained stable due to positive trends in equipment spending and exports and Asian economies, and particularly China, performed well.

Under these circumstances, despite revenues in our Financial Services segment decreasing by 13% compared with the year ended March 31, 2007, an increase in revenues of 11% compared with the year ended March 31, 2007 in our other segments, and particularly our Power and Industrial Systems and Information and Telecommunications Systems segments, resulted in consolidated revenues of ¥11.2 trillion, a 10% increase from the year ended March 31, 2007. Similarly, accounts receivable in our Financial Services segment decreased by 2%, while accounts receivable in our other segments increased by 29%, resulting in consolidated accounts receivable of ¥2,529.7 billion, a 1% increase from the year ended March 31, 2007. The amount of bad debts charged to income within our Financial Services segment was ¥2.6 billion, a ¥2.1 billion decrease from the year ended March 31, 2007, while the amounts charged to income within our other segments totaled ¥0.5 billion, a decrease of ¥5.4 billion from the year ended March 31, 2007. As a result, our consolidated amount charged to income was ¥3.2 billion, a ¥7.6 billion decrease from the year ended March 31, 2007. Bad debts written off in our Financial Services segment were ¥3.2 billion, a ¥1.6 billion decrease from year ended March 31, 2007, and bad debts written off in our other segments totaled ¥2.5 billion, a ¥1.5 billion decrease from the year ended March 31, 2007. As a result, our consolidated bad debts written off were ¥5.8 billion, a ¥3.2 billion decrease from the year ended March 31, 2007. These changes reflected the

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Securities and Exchange Commission

positive economic trends in most regions. As a result of these changes, our allowance for doubtful accounts at March 31, 2008 was ¥40.9 billion, a ¥2.5 billion decrease from the year ended March 31, 2007.

Year Ended March 31, 2009

In the year ended March 31, 2009, the effects of the financial crisis, exacerbated by the collapse of Lehman Brothers in September 2008, spilled over into the broader economy, stifling consumer spending and curbing corporate equipment spending and in the second half the U.S. and European economies worsened rapidly. Growth in China and emerging economies slowed due to the worsened economy in the United States and Europe. The Japanese economy also worsened rapidly, with corporations refraining from investment in equipment due to decreased profits and a significant decrease in exports resulting in a greatly decreased demand.

Under these circumstances, revenues were ¥10.0 trillion, an 11% decrease from the year ended March 31, 2008, due primarily to a steep decrease in demand for automobiles, semiconductors and industrial equipment resulting from the economic downturn. Revenues in our Financial Services segment decreased by 8% from the year ended March 31, 2008, while revenues in our other segments decreased by 11% compared to the year ended March 31, 2008. Accounts receivable in our Financial Services segment decreased by 16% compared to the year ended March 31, 2008, due primarily to a significant, rapid decrease in revenues in the second half. Accounts receivable in our other segments decreased by 16% compared to the year ended March 31, 2008, due primarily to large decreases in revenues in our Power and Industrial Systems, Digital Media and Consumer Products and High Functional Materials and Components segments. As a result, consolidated accounts receivable were ¥2,133.2 billion, a 16% decrease from the year ended March 31, 2008. The amount of bad debts charged to income within our Financial Services segment was ¥5.4 billion, a ¥2.7 billion increase from the year ended March 31, 2008, and the amounts charged to income within our other segments totaled ¥5.4 billion, ¥2.0 billion of which resulted from overdue payments due from one of the larger clients of a European subsidiary, an increase of ¥4.9 billion from the year ended March 31, 2008. The increases were primarily due to an increase in the credit risk of our customers resulting from the severe worsening of the economy in the second half of the year ended March 31, 2009. Bad debts written off in all of our segments remained steady, with those in our Financial Services totaling ¥2.8 billion and those in our other segments totaling ¥2.0 billion, resulting in consolidated bad debts written off totaling ¥4.8 billion, which did not represent a significant change from the year ended March 31, 2008. As a result of these changes, our allowance for doubtful accounts at March 31, 2009 was ¥46.9 billion, a ¥6.0 billion increase from the year ended March 31, 2008.

Year Ended March 31, 2010

In the year ended March 31, 2010, as a result of, among other things, successful economic stimulus measures taken by various governments, the global economy improved in the second half and the rapid economic downturn was slowed. The Japanese economy also experienced gradual improvement in the second half due to an increase in exports to China and other emerging economies, improvement in inventory maintenance in the semiconductor-related and automotive parts-related industries and the Japanese government’s economic stimulus measures. However, due to continued slow growth in private sector equipment spending and sluggish consumer spending against a backdrop of an unfavorable employment environment, the recovery was not self-sustaining.

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Securities and Exchange Commission

Under these circumstances, while revenues in our Financial Services segment grew by 5%, due primarily to robust growth in agricultural equipment financing and consumer home loans in Japan, our other segments, including Information and Telecommunications Systems, High Functional Materials and Components, and Electronic Devices, witnessed an overall 11% year-on-year decline in revenues, resulting in consolidated revenues of ¥8.9 trillion, a 10% decrease from the year ended March 31, 2009. Accounts receivable in our Financial Services segment decreased 7% compared to the year ended March 31, 2009, due primarily to securitization transactions. Accounts receivable in other segments increased 10% compared to the year ended March 31, 2009, due primarily to a steep drop in sales in the latter half of the year ended March 31, 2009 countered by an improvement in sales in the latter half of the year ended March 31, 2010. In combination, these changes resulted in consolidated accounts receivable of ¥2.2 trillion, a 5% increase from the year ended March 31, 2009. Overdue receivables decreased by ¥6.6 billion compared with the year ended March 31, 2009 to ¥84.9 billion in the year ended March 31, 2010 due to slightly improved economic conditions in the second half. Despite improvements in our overdue receivables overall, the amount charged to income within our Financial Services segment was ¥7.4 billion, an increase of ¥2.0 billion compared with the year ended March 31, 2009, due primarily to the continuation of the adverse effects of the economic downturn in the second half of the year ended March 31, 2009. Combined with the amounts charged to income within our other segments, which decreased by ¥4.1 billion from the year ended March 31, 2009 to ¥1.3 billion, in part because amounts charged to income were particularly large in March 31, 2009 as a result of the global financial crisis, the consolidated amount charged to income was ¥8.7 billion, a ¥2.1 billion decrease from the year ended March 31, 2009. Bad debts written off in our Financial Services segment were ¥8.0 billion, a ¥5.2 billion increase from the year ended March 31, 2009, due primarily to write-offs at several of our overseas financing subsidiaries whose customers were widely affected by the financial crisis. Bad debts written off in other segments were ¥3.7 billion, an increase of ¥1.6 billion from the year ended March 31, 2009, due primarily to the adverse effects of the economic downturn in the second half of the year ended March 31, 2009. Accordingly, consolidated bad debts written off were ¥11.7 billion, an increase of ¥6.8 billion from the year ended March 31, 2009. As a result of these changes, our allowance for doubtful accounts at March 31, 2010 was ¥43.9 billion, a ¥2.9 billion decrease from the year ended March 31, 2009.

IV.	Our Accounting for Estimated Bad Debts

In addressing the Staff’s specific questions, we would like to first clarify how our accounting for estimated bad debts complies with ASC Topic 310-10, and in this context, clarify how we determined our total allowance of ¥43.9 billion in accordance with such Topic.

ASC Topic 310-10 and Hitachi Policies for Recording Allowances

ASC 310-10-35-4a states that “the concept in GAAP is that impairment of receivables shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions existing at the date of the financial statements.” ASC 310-10-35-8 requires recognition of a loss when both of the following conditions are met: (i) “information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired at the date of the financial statements;” and (ii) “the amount of the loss can be reasonably estimated.” In addition, ASC 310-10-35-10 states that “whether the amount of loss can be reasonably estimated will normally depend on, among other things, the experience of the entity, information about the ability of

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Securities and Exchange Commission

individual debtors to pay, and appraisal of the receivables in light of the current economic environment.” Our consolidated group considers various factors, which we describe in greater detail below, when determining that a loss is both probable and can be reasonably estimated. Furthermore, ASC 310-10-35-4c states that “GAAP does not permit the establishment of allowances that are not supported by appropriate analyses” and “the approach for determination of the allowance shall be well documented and applied consistently from period to period.” As demonstrated in the detailed description of the policies employed by our subsidiaries to establish allowances below, our consolidated group policies for establishing allowances comply with the guidance provided in the standard.

As mentioned in the executive summary, each company in our consolidated group considers factors which are relevant to its business and circumstances, including business practices that are unique to the respective country or region in which it operates.

Such factors which have been present on a historical basis and have contributed to losses at our subsidiaries in the past include:

■
Existence of overdue payments: a factor which raises doubt about a customer’s ability to make future payments; consideration is given as to whether an allowance is necessary when customers have overdue balances;

■
Extended payment terms: a factor which raises doubt about a customer’s ability to make future payments; consideration is given as to whether there is a need for an allowance when extended payment terms are subsequently granted to customers with financial difficulties;

■
Evaluation by third-party credit agencies: a factor which raises doubt about a customer’s ability to make future payments; consideration is given as to whether a need for an allowance exists when such evaluation by a third-party agency contains negative information about a customer’s credit standing;

■
Excessive debt: a factor which raises doubt about a customer’s ability to make future payments; consideration is given when the customer’s total liabilities exceed total assets, as such fact may indicate that the customer is insolvent or virtually insolvent; and

■
Evaluation of financial position and operating results (e.g., consecutive periods of operating losses): a factor which raises doubt about a customer’s ability to make future payments; consideration is given when a customer’s financial condition and operating results, including cash flows, do not appear to be sufficient for operations based on our review of the customer’s financial statements.

When such factors are noted for specific customers, we consider whether such conditions satisfy the criteria of ASC 310-10-35-8. Specifically, we consider whether it is probable that not all receivables from customers will be collected if overdue payments and extended payment terms exist. This is, we believe, consistent with ASC 310-10-35-10. ASC 310-10-35-10 states that if, based on current information and events, it is probable that all amounts due according to the contractual terms of the receivable will be uncollectible, the condition in paragraph 450-20-25-2(a) (i.e., the probability criterion) is met.

Mr. Terence O’Brien	12	January 21, 2011
Securities and Exchange Commission

We also consider the factors noted above, other than the existence of overdue payments and extended payment terms, in determining whether it is probable that all or part of outstanding receivables will not be collected when these outstanding balances are current but the other factors indicate significant doubt about the customer’s ability to make future payments in full.

Once the probability criteria are satisfied, each of our group companies that record allowances for doubtful accounts further determine whether the uncollectible amount can be reasonably estimated based on an analysis of individual facts and circumstances in accordance with applicable guidance, including ASC 310-10-35-10.

In the following subsection of this letter, we provide illustrative examples of how our subsidiaries conduct such analysis.

Analysis / Application

There are approximately 900 subsidiaries within the Hitachi group. Of those subsidiaries, approximately 300 recorded an allowance for doubtful accounts based on the allowance policies appropriate to the characteristics of each subsidiary in the year ended March 31, 2010.

On a consolidated basis, at March 31, 2010, the allowance for doubtful accounts balance was ¥43.9 billion and the balances of receivables overdue more than one year, overdue one year or less and not yet due were ¥27.6 billion, ¥57.3 billion and ¥2,157.5 billion, respectively. In our previous response, we stated that the total allowance of ¥43.9 billion represents approximately 50% of the total past due account balances of ¥84.9 billion and the overall allowance of ¥43.9 billion represents approximately 2.0% of total notes and trade receivables of ¥2,242.4 billion. We respectfully advise the Staff that these percentages were not set by the Company as part of a consolidated allowance policy but rather are the result of the aggregation of allowance balances and overdue receivables of a large number of our subsidiaries. Each subsidiary has a written analysis that supports the individual allowance balances, as required by the guidance provided in ASC 310-10. Where appropriate, in accordance with ASC 310-10 (i.e., losses are “probable” and can be “reasonably estimated”), an allowance may be recorded by each subsidiary based on an evaluation of the collectibility of the receivable supported by individual facts and circumstances, the financial condition of the debtor or historical write-off amounts. This is true even when receivables are not yet overdue. To illustrate how our group companies apply the guidance, we have listed the ten subsidiaries with the most significant allowance balances, described each subsidiary’s allowance policy, and provided analysis that supports the allowances recorded at March 31, 2010.

The table below shows the allowances for doubtful accounts and a breakdown of the aging of receivables as of March 31, 2010 and a summary of cash collections of the March 31, 2010 overdue receivables through September 30, 2010. The summary of subsequent collections is included in response to the Staff’s request to show how much of the overdue accounts at March 31, 2010 have been collected. Please note that we expanded the table presented in our letter dated November 16, 2010, in order to add two financing subsidiaries whose allowance exceeded their receivables overdue more than one year. We believe adding these two subsidiaries to the analysis provides additional explanation for establishing allowances for accounts with relatively less significant delinquencies and demonstrating the Company’s compliance with ASC 310-10. Also, we respectfully advise the Staff that some figures relating to Subsidiary A’s receivable balances have been revised to correct a clerical error in the table presented in our letter dated November 16, 2010. Specifically, the amount in “Overdue – Within one year” was adjusted from

Mr. Terence O’Brien	13	January 21, 2011
Securities and Exchange Commission

¥689 million to ¥1,527 million and the amount in “Not yet due” was adjusted from ¥8,035 million to ¥7,197 million. The table below reflects the corrected amounts.

	Subsidiary
	A	B	C	D	E	F	G	H	I	J	Sub-total	Other	Total
	(Millions of yen)
Allowance for doubtful accounts	3,509	2,632	2,438	2,265	2,203	2,169	1,263	1,085	2,848	1,651	22,063	21,860	43,923

Note and trade receivables
Not yet due	7,197	2,943	18,667	1,584	43,291	160,340	38,035	27,388	180,507	60,364	540,316	1,617,187	2,157,503
Overdue
Within one year	1,527	3,318	146	0	458	2,714	1,419	0	525	1,978	12,085	45,222	57,307
Over one year	1,808	3,985	0	2,265	0	202	176	0	0	0	8,436	19,246	27,682
Subtotal	3,335	7,303	146	2,265	458	2,916	1,595	0	525	1,978	20,521	64,468	84,989
Total	10,532	10,246	18,813	3,849	43,749	163,256	39,630	27,388	181,032	62,342	560,837	1,681,655	2,242,492

Status of receivables overdue at March 31, 2010 as of September 30, 2010
Within one year
Uncollected	961	2,172	0	0	0	537	83	0	234	162	4,149	8,420	12,569
Written-off	0	0	0	0	0	1,220	2	0	134	720	2,076	827	2,903
Collected	566	1,146	146	0	458	957	1,334	0	157	1,096	5,860	35,975	41,835
Subtotal	1,527	3,318	146	0	458	2,714	1,419	0	525	1,978	12,085	45,222	57,307
Over one year
Uncollected	1,642	2,683	0	2,265	0	0	136	0	0	0	6,726	11,990	18,716
Written-off	8	0	0	0	0	185	28	0	0	0	221	316	537
Collected	158	1,302	0	0	0	17	12	0	0	0	1,489	6,940	8,429
Subtotal	1,808	3,985	0	2,265	0	202	176	0	0	0	8,436	19,246	27,682
Total uncollected and written-off	2,611	4,855	0	2,265	0	1,942	249	0	368	882	13,172	21,553	34,725

The following are qualitative and quantitative analyses of the ten subsidiaries responsible for a significant portion of our allowance for doubtful accounts.

Subsidiary A

Subsidiary A’s customer base is diverse and approximately 2,400 customers are subject to allowances. For the year ended March 31, 2010, Subsidiary A experienced approximately ¥0.2 billion in write-offs. Overdue accounts for Subsidiary A were ¥3.3 billion, of which ¥1.8 billion were overdue more than one year and ¥1.5 billion were overdue less than one year. Subsidiary A recorded an allowance of ¥3.5 billion. Of this amount, approximately ¥0.7 billion represents an allowance calculated for overdue accounts based on their aging categories. Estimated loss percentages were applied to each aging category and these percentages were analyzed by management of Subsidiary A considering all information available, including historical write offs and current market conditions. A substantial portion of this allowance is established against accounts that are overdue less than one year. Customers with more significant delinquencies are typically identified individually and an assessment is made as to whether a specific allowance is needed against such accounts. Subsidiary A establishes specific allowances for individual accounts when losses from these accounts are probable and can be reasonably estimated. Subsidiary A considers factors such as ongoing disputes with customers, customers in bankruptcy proceedings, financial condition and results of operations of individual customers. Many of the customers for whom a specific allowance has been provided have either refused to pay the amount owed or have initiated a legal action against Subsidiary A. Because of the lengthy legal process involved in collection, the five largest customers for whom a specific allowance has been provided have outstanding accounts overdue for a period ranging from one to five years. Allowances for these five customers amounted to approximately ¥2.0 billion, which

Mr. Terence O’Brien	14	January 21, 2011
Securities and Exchange Commission

accounts for 72% of the specific allowances of ¥2.8 billion. Substantially all of the receivables from these five customers remained uncollected as of September 30, 2010. These accounts will be written off when Subsidiary A exhausts all possible collection efforts.

Subsidiary B

Overdue accounts for Subsidiary B were ¥7.3 billion, of which ¥3.9 billion were overdue more than one year and ¥3.3 billion were overdue less than one year. Subsidiary B recorded an allowance of ¥2.6 billion against receivables which are deemed uncollectible in accordance with ASC 310-10. Due to the fact that receivables were due from over 5,000 customers which are individually insignificant, allowances are estimated based on groups of accounts with similar characteristics and similar credit risk based on historical collection experience. Although Subsidiary B has a process to evaluate significant accounts for specific allowances, no such allowance was provided for individual customers as management did not note such credit risks as of year-end. Because of the fact that accounts in all aging groups are subject to loss, an allowance has been established not only for accounts overdue more than one year but also for those accounts overdue less than one year. Based on historical experience, Subsidiary B estimates a portion of the amounts overdue less than one year will be uncollectible and provides an allowance against such amounts, although the balances with less significant delinquencies are subject to lower percentages. Of the amount overdue as of March 31, 2010, approximately ¥4.8 billion remain uncollected as of September 30, 2010. Some amounts overdue more than one year are not subject to an allowance mainly due to the fact that for many customers in the country where Subsidiary B operates, it is customary to hold payments for an extended period of time, and certain portion of the amounts overdue more than one year can be collected based on historical experience.

Subsidiary C

Subsidiary C recorded an allowance of ¥2.4 billion, although it had only a small amount of overdue accounts. Subsidiary C experienced ¥0.4 billion of write-offs in the past four years and, as of March 31, 2010, provided for ¥0.4 billion of allowance based on historical experience. In addition, as of March 31, 2010, Subsidiary C provided for ¥2.0 billion as a specific allowance for certain customers. Of this amount, ¥0.9 billion was provided for a customer with current balances, but who was experiencing a business interruption, has recorded a net loss in five of the last six years, has reported accounting fraud and has been issued an audit report questioning its ability to continue as a going concern. In addition, ¥0.3 billion was provided for a customer with current balances, but who has been experiencing continuous losses and marginal working capital and another ¥0.3 billion was provided for a customer with current balances, but who has been experiencing significant losses in one of its core businesses and recently became subject to corporate reorganization. As such, Subsidiary C evaluated receivables due from these customers for collectibility, reviewed all available information, including the significant negative indicators above, determined that it was probable that these receivables had been impaired, and estimated the amount of the losses reasonably. Substantially all of the receivables from these three customers have been collected subsequently. For the first customer above, Subsidiary C now considers that a specific allowance is no longer needed because subsequent to the filing of the Form 20-F, the customer agreed to become a wholly-owned subsidiary of a more stable company. Based on subsequent collections the allowances provided for these specific receivables will be adjusted during the fiscal year ending March 31, 2011.

Mr. Terence O’Brien	15	January 21, 2011
Securities and Exchange Commission

Subsidiary D

Subsidiary D sells, among other products and services, construction materials. As of March 31, 2010, its ¥2.2 billion of allowance for doubtful accounts was established for accounts overdue more than one year. Of the ¥2.2 billion, ¥2.0 billion represents a specific allowance for one customer that has experienced financial difficulties in recent years due to a significant decline in demand for its products and services largely consistent with declining construction of residential houses in the country in which the customer operates. The customer’s total liabilities significantly exceeded its total assets, and it requested an extension of the payment deadline from Subsidiary D. Accordingly, Subsidiary D considered it probable, due mainly to the existence of significant negative shareholders equity, that the customer would be unable to pay the outstanding receivables by the extended deadline. Subsidiary D continuously negotiated with the customer for prompt payment and scrutinized detailed financial information, such as the value of the customer’s assets, and cash flows. Subsidiary D obtained collateral to secure part of the receivables. Based on the facts and circumstances outlined above, Subsidiary D determined that the outstanding receivables, net of collateral value, will not be collected, and recorded a specific allowance. All of the receivables subject to the specific allowance from the customer remained uncollected as of September 30, 2010.

Subsidiary E

Subsidiary E’s many customers are small local distributors and retail shops with limited financial resources. In recent years, those small distributors and shops have experienced significant deterioration in their businesses. Because of this situation, and based on past experience with such situations, Subsidiary E has identified doubtful receivables before payments become overdue. This is the reason Subsidiary E has large allowances relative to the amount of overdue receivables.

Subsidiary E considers the two conditions (i.e., losses are “probable” and can be “reasonably estimated”) in relation to a group of similar types of receivables due from its many small local customers. As of March 31, 2010, Subsidiary E provided a total allowance of ¥2.2 billion for more than 1,200 customers. Receivables due from its customers were evaluated for collectibility based on watch lists, past due reports, third party credit agency ratings, financial position, operating results and other factors, and categorized as: (i) normal, (ii) probably impaired and (iii) substantially impaired. Subsidiary E then provided allowances for the estimated losses based on these categories. Substantially all of the receivables from its customers have been collected subsequently as a result of abnormal demand for Subsidiary E’s and its distributors’ products due to a record summer heat and government incentives designed to stimulate demand for energy efficient products in the country in which Subsidiary E operates. Based on subsequent collections, the allowances provided for these specific receivables will be adjusted during the fiscal year ending March 31, 2011.

Subsidiary G

As of March 31, 2010, overdue accounts for Subsidiary G were ¥1.5 billion, of which ¥0.1 billion were overdue more than one year and ¥1.4 billion were overdue less than one year.

Subsidiary G estimated uncollectible amounts on a customer-by-customer basis as well as by groups of similar types of individually small receivables, such as type of customer, and degree of delinquency. As of March 31, 2010, Subsidiary G provided ¥0.1 billion of allowance for doubtful

Mr. Terence O’Brien	16	January 21, 2011
Securities and Exchange Commission

accounts for 100% of outstanding receivables without any payment for the past six months or longer because Subsidiary G has determined, based on historical experience, that such receivables will not be paid. In addition, Subsidiary G analyzed and classified certain construction customers and distributors as risky customers as they were experiencing significant financial difficulties at the time of the analysis. Such financial difficulties of these risky customers were evidenced by significant deficits, a history of debt restructuring or forgiveness of debt, audit reports questioning the customer’s ability to continue as a going concern or a combination of these factors. In the past, Subsidiary G has been required to write-off all or part of the receivables from such customers. Accordingly, Subsidiary G considers the existence of the aforementioned conditions as significant indicators of the likelihood of being unable to collect receivables in full. Subsidiary G scrutinized the available financial information for these customers, and provided ¥1.1 billion of allowance for doubtful accounts for estimated uncollectible amounts, which included both overdue and current receivables, as of March 31, 2010. As a result, Subsidiary G recorded an allowance of ¥1.2 billion as of March 31, 2010.

Subsidiary G continued to collect outstanding receivables and successfully collected most of the receivables subject to the allowance. Subsidiary G was able to do so because many of its customers’ ability to pay improved after March 31, 2010 due to economic recovery in the industry and the continued support of financial institutions. Based on subsequent collections, the allowances provided for these specific receivables will be adjusted during the fiscal year ending March 31, 2011.

Subsidiary H

Subsidiary H had no overdue accounts. As of March 31, 2010, Subsidiary H provided for ¥1.0 billion as a specific allowance for certain customers. Of this amount, ¥0.9 billion was provided for a corporate joint venture with current balances of ¥2.3 billion, whose total liabilities significantly exceeded total assets. Because Subsidiary H has guaranteed obligations of the corporate joint venture, in accordance with ASC 323-10-35-19 and 20, its share of equity method losses has been applied to trade receivables due from the corporate joint venture. No additional losses in accordance with ASC 323-10-35-24 (i.e., ASC 310-10-35-8) were recognized for the trade receivables.

Financing Companies

Subsidiaries F, I and J are companies included in the Company’s Financial Services segment. Overdue accounts were approximately ¥2.9 billion, ¥0.5 billion, and ¥1.9 billion for Subsidiaries F, I and J, respectively. Substantially all of these amounts are overdue within one year.

These financing companies evaluate individually impaired receivables, homogeneous pools, and other groups of receivables for impairment. For each financing company’s homogenous receivables portfolio, an allowance percentage is determined based on credit loss analyses prepared by management of each of the financing companies. These analyses are prepared considering factors such as levels and trends in actual write-off amounts for recent periods which range from one to five years depending on the terms of the loan in the portfolio, current performance of the portfolio, industry conditions, economic trends, and the results of certain initiatives undertaken by management, including increased collection efforts and an overall strengthening of underwriting standards. This methodology is applied consistently from year to year by each financing company. Because an allowance is established for each of the portfolios in an aggregated manner, these allowances include amounts that are not yet due and overdue

Mr. Terence O’Brien	17	January 21, 2011
Securities and Exchange Commission

less than one year. Amounts written off for the year ended March 31, 2010 were approximately ¥4.3 billion, ¥0.8 billion, and ¥2.6 billion for Subsidiaries F, I and J, respectively, and for Subsidiary I, amounts written off in the previous three years ranged between ¥1.5 billion and ¥2.5 billion.

In addition, each financing company establishes specific allowances on certain exposures, when the recoverable amount is expected to be less than the amounts recorded as receivables. Management’s process includes a review of each of the delinquent accounts to identify any accounts for which the collectibility is doubtful, taking into account the likelihood of further repayment being received, any expected asset recovery and any other recovery from the customers. An allowance is established for each account that is deemed uncollectible, to the extent that the amount unrecoverable is reasonably estimable. Specific allowances were approximately ¥1.2 billion, ¥0.7 billion, and ¥0.6 billion for Subsidiaries F, I and J, respectively. A significant portion of each of these specific allowances has been written off as of September 30, 2010.

Charge Off Policy

ASC 310-10-35-41 states that “the related loan or trade receivable balance shall be charged off in the period in which the loans or trade receivables are deemed uncollectible.” The Company’s policies require aggressive collection efforts for overdue receivables. Such collection efforts are undertaken by each subsidiary as they focus on credit and collection efforts; collections are generally never outsourced to collection agencies. A very high priority is given to collection efforts and any write-offs generally must be approved by the president of each subsidiary. As a result, write-offs generally occur only when a debtor enters bankruptcy or liquidation because at that time all collection efforts have been exhausted. In addition, in Japan and certain other countries where we operate, tax deductions for uncollectible receivables are only allowed upon the debtor’s bankruptcy, liquidation or when legal proceedings are concluded. This policy, which is driven by business practices and income tax regulations results in potentially long collection cycles.

V.	Relationship between Positive Trends and Allowance for Doubtful Accounts

In light of the positive trends indicated in the Company’s Form 20-F for the year ended March 31, 2010 and the Company’s Form 6-K filed on November 4, 2010, we respectfully note that while the overall economic conditions improved, uncertainty remained as to the strength and timing of the economic recovery and the recovery in the quality of our accounts receivable has been gradual. From March 31, 2009 to March 31, 2010, the amount of our allowance for doubtful accounts decreased by ¥2.9 billion reflecting a trend of gradual economic recovery. However, the individual condition of customers subject to specific allowances has not improved rapidly and amounts of the allowance for doubtful accounts have not declined significantly as many of these customers’ outstanding balances remained uncollected, despite the improvement of overall credit quality of our receivables portfolio. The timing of writing off such accounts can be quite lengthy, as noted above. The amount of overdue receivables in our portfolio has not improved significantly subsequent to March 31, 2010. As of September 30, 2010, we had a total of ¥78.0 billion in overdue accounts as compared to ¥84.9 billion of overdue accounts as of March 31, 2010.

Also, we respectfully advise the Staff that “ongoing measures to improve the efficient use of working capital” described in our Form 6-K dated November 4, 2010 include reduction of lead

Mr. Terence O’Brien	18	January 21, 2011
Securities and Exchange Commission

time from procurement of materials and components to manufacturing and shipping of products, maintenance of appropriate levels of inventory balances due to strengthened production control, continuous securitization of trade receivables for early collection of capital, ongoing negotiation with customers for reduced payment terms of trade receivables and vendors for extended payment terms of trade payables, and does not specifically include improved collections of overdue receivables. Furthermore, revenues tend to increase in the fourth quarter due to seasonality and trade receivables also increase correspondingly in the fourth quarter. In past years, rates of the balance of trade receivables as of September 30, 2007, 2008, 2009 and 2010 to the balance of trade receivables as of March 31, 2007, 2008, 2009 and 2010 were 92%, 94%, 89% and 90%, respectively. Therefore, we believe that the 10% decrease in trade receivables is not unusual for the period ended September 30, 2010.

In addition, the asserted inconsistency referenced by the Staff between the size of our allowance for doubtful accounts and the amounts written off was exacerbated by the fact that the amounts written off appeared to have decreased significantly from prior years. However, based on the revised amount of write-offs outlined in “II. Schedule II Correction” above, we respectfully advise the Staff that the write-off amount has actually increased from previous years.

For the most recent three- and six-year periods, the amount of our bad debt provision charged to income and bad debts written off are comparable, as demonstrated in the following table:

	Years ended March 31,
	2008 - 2010	2005 - 2010
	(Millions of yen)
Charged to income	22,922	43,572
Bad debts written off	(22,474)	(42,409)
Difference	448	1,163

Based on the discussion above, we believe our accounting for credit losses and the positive trends observed in the credit quality of our March 31, 2010 receivables portfolio are not inconsistent. As such, no additional disclosure to address the inconsistencies is proposed.

Finally, the Staff has asked us to confirm whether we expect a material downward adjustment in our allowance for the fiscal year ending March 31, 2011 given the positive trends observed in the credit quality of our March 31, 2010 receivables portfolio. For the same reasons provided above, we have not recorded any material adjustments to date and we do not expect a material downward adjustment in the allowance for the year ending March 31, 2011. However, as such allowances are calculated based on various factors not known to us until we begin preparing our March 31, 2011 financial statements, we cannot confirm the amount of our March 31, 2011 allowance with certainty at this time. We do note that the allowance for certain receivables will be reduced based on improvements in collections during the year ending March 31, 2011 as described above.

*     *     *

Please contact Theodore Paradise or Michael Dunn of Davis Polk & Wardwell LLP, our outside U.S. counsel at +81-3-5561-4421, with any questions you may have regarding this letter.

Sincerely yours,

/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Vice President and Executive Officer Hitachi, Ltd.

cc:	Hitoshi Matsuoka
Ernst & Young ShinNihon LLC

Jackson Day
Ernst & Young LLP, New York

Theodore A. Paradise
Michael T. Dunn
Miles E. Hawks
Davis Polk & Wardwell LLP